UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DE ACQUISITION 2, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Securities)

_____________________________
(CUSIP Number)

Jeffrey Peterson
c/o Pinnacle Investment Group, LLC
3017 W. 97th Street
Minneapolis, MN 55431
(612) 889-8729
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 19, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 41-1959504 Pinnacle Investment Group, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 643,000 8. Shared Voting Power N/A
9. Sole Dispositive Power 643,000
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 643,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 12.9%
14. Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Terril Hedden Peterson
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A 8. Shared Voting Power 643,000*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 643,000*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 643,000*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 12.9%
14. Type of Reporting Person (See Instructions) IN

*This amount represents shares of common stock, par value $0.0001 per share (the “Common Stock”) owned of record by Pinnacle Investment Group, LLC.

1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Ellen Mae Peterson
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A 8. Shared Voting Power 643,000*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 643,000*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 643,000*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 12.9%
14. Type of Reporting Person (See Instructions) IN

*This amount represents shares of common stock, par value $0.0001 per share (the “Common Stock”) owned of record by Pinnacle Investment Group, LLC.

1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Jeffrey Peterson
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A 8. Shared Voting Power 643,000*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 643,000*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 643,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 12.9%
14. Type of Reporting Person (See Instructions) IN

*This amount represents shares of common stock, par value $0.0001 per share (the “Common Stock”) owned of record by Pinnacle Investment Group, LLC.

Item 1.        Security and Issuer

643,000 shares (the “Shares”) of common stock, $0.0001 par value (the “Common Stock”) of DE Acquisition 2, Inc. (the “Issuer”).  The Issuer’s address is 100 South Fifth Street, 19th Floor Minneapolis, MN 55402.

Item 2.        Identity and Background

(a)           This statement is filed by Pinnacle Investment Group, LLC (“Pinnacle”), Terril H. Peterson, Ellen Mae Peterson and Jeffrey Peterson (collectively, the “Reporting Persons”).

(b)           The address of each of the Reporting Persons is 3017 W. 97th Street, Minneapolis, MN 55431.

(c)           Terril Peterson and Ellen Mae Peterson each serve as General Partner to Pinnacle. Jeffrey Peterson is the Managing Partner of Pinnacle.

(d)           During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individual Reporting Persons are citizens of the United States. Pinnacle is a private equity group and was formed in Minnesota.

Item 3.        Source and Amount of Funds or Other Consideration

The Shares were purchased by Pinnacle with working capital for an aggregate purchase price equal to $383.  Terril H. Peterson and Ellen Mae Peterson each serves as General Partner to Pinnacle and Jeffrey Peterson serves as the Managing Partner of Pinnacle.  In connection with the purchase of the Shares, the Company issued a promissory note, dated January 19, 2011 to Pinnacle for an aggregate principal amount equal to $29,617.

Item 4.        Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.  Depending on market conditions and other factors, any of the Reporting Persons may acquire additional securities of the Issuer as each deems appropriate, whether in privately negotiated transactions, private placements with the Issuer or otherwise.  The Reporting Persons also reserve the right to dispose of some or all of the shares they own in privately negotiated transactions with third parties or otherwise.

The Shares were purchased in accordance with the terms and conditions of a Securities Purchase Agreement, dated January 19, 2011 (the “Purchase Agreement”), by and between the Issuer and New Asia Partners LLC (“NAP”), Pinnacle Investment Group, LLC and those certain other purchaser signatories thereto, pursuant to which Dennis Nguyen, the Chairman of NAP, was appointed to serve as President, Treasurer and director of the Issuer and Todd Vollmers, the General Counsel to NAP, was appointed as Vice President and Secretary of the Issuer. The sole officer and director of the Issuer prior to the transacton contemplated by the Purchase Agreement, resigned in accordance with the terms and conditions of the Purchase Agreement.

Item 5.        Interest in Securities of the Issuer

Pinnacle own 643,000 shares of the Common Stock of the Issuer, representing approximately 12.9% of the outstanding Common Stock of the Company.  Each of the other Reporting Persons is a partner of Pinnacle and in the aggregate own 100% of the outstanding membership interests of Pinnacle. As a result each other Reporting Person may be deemed to beneficially own the shares of Common Stock owned of record by Pinnacle and shares voting and dispositive control over the shares of Common Stock owned by Pinnacle.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Shares were issued in accordance with the terms and conditions of the Purchase Agreement.

Item 7.        Material to Be Filed as Exhibits

99.1   Joint Filing Agreement

99.2   Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2011

Pinnacle Investment Group, LLC

By:	/s/ Jeffrey Peterson
Jeffrey Peterson, Managing Partner

/s/ Terril H. Peterson
Terril H. Peterson

/s/ Ellen Mae Peterson
Ellen Mae Peterson

/s/ Jeffrey Peterson
Jeffrey Peterson